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                                                                     EXHIBIT 2.3

         This Agreement is entered into as of the 24th day of October 2003, between PRIME RATE INCOME & DIVIDEND ENTERPRISES, INC., a Colorado corporation ("PIDV") and PRIDE, INC. ("Pride, Inc.").

         WHEREAS, pursuant to an Agreement and Plan of Reorganization dated November 12, 2002, by and among PIDV, U.S. Medical Systems, Inc. ("USMS") and the shareholders of USMS (the "Plan"), PIDV issued to Pride, Inc. 1,650,000 share of common stock of PIDV, and PIDV was given a 15 day right-of first refusal to repurchase any portion of the 1,650,000 shares that Pride, Inc. desires to sell, and PIDV was also given an 18 month option to repurchase up to 1 million shares at $1 per share.

         WHEREAS, the parties now desire to amend the terms of the repurchase right.

         WHEREAS, Pursuant to the Plan, PIDV executed a promissory note dated November 12, 2002, in the principal amount of $360,000, in favor of Pride, Inc.

         WHEREAS, the parties now desire to amend the terms of the promissory note.

         WHEREAS, Pursuant to the Plan, the parties agreed to a spin-off of Pride Inc. within 12 months after Closing (as defined in the Plan).

         WHEREAS, the parties now desire to extent the period in which to complete the spin-off by an additional 12 months.

         NOW THEREFORE, for and in consideration of the mutual covenants and representations and warranties contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, PIDV and Pride, Inc. agree as follows:

         1. The number of shares of common stock which PIDV shall have the option to repurchase from Pride, Inc. at $1.00 per share shall be increased from 1 million to 1,650,000. PIDV shall continue to have a 15 day right-of first refusal to repurchase any portion of the 1,650,000 shares that Pride, Inc. owns.

         2. Pride, Inc. hereby acknowledges receipt of $20,000 in payments under the promissory note, waives any prior failure of PIDV to make any monthly installment payment when due, agrees that PIDV shall recommence making $10,000 monthly payments on December 15, 2003, and agrees to extend the maturity date to September 15, 2006. All other terms and conditions of the promissory note shall remain unchanged.

         3. The time period referenced in Section 1.3(b) of the Plan concerning the spin-off of Pride, Inc. shall be extended from 12 months after Closing to 24 months after Closing.

         This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.



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         IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

PRIME RATE INCOME & DIVIDEND                    PRIDE, INC.
ENTERPRISES, INC.

/s/ Peter G. Futro                              /s/ Michael Schumacher
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Peter G. Futro, CEO                             Michael Schumacher, CEO















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